Securities and Exchange Commission

Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Boston Financial Qualified Housing Tax Credits L.P. V

(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)

SLCas, L.L.C. (offeror)

(Names of Filing Persons (identifying status as

offeror, issuer or other person))

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.

Attn: Scott M. Herpich

2345 Grand Boulevard

Suite 2400

Kansas City, Missouri 64108

Telephone (816) 292-2000

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$603,900	$120.78

* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$120.78	Filing party:	Paco Development, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	March 15, 2006

☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 15, 2006, by Paco Development, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase up to 9,900 Units of limited partnership interests of Boston Financial Qualified Housing Tax Credits L.P. V, a Delaware limited partnership (the “Partnership”) at a cash purchase price of $61 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 14, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Extension of the Offer

The Expiration Date for the Offer has been extended to 5:00 p.m., Kansas City time, on April 24, 2006. The Offer was previously scheduled to expire at 5:00 p.m., Kansas City time, on April 14, 2006. The Offer to Purchase and all related documents are amended to extend the Expiration Date of the Offer to 5:00 p.m., Kansas City time, on April 24, 2006. All references to the Expiration Date shall mean 5:00 p.m., Kansas City time, on April 24, 2006.

SLCas, LLC added as bidder

Although not involved in structuring and determining the terms of the Offer, SLCas, LLC is being added as a bidder as a result of its ownership of the Purchaser. The Offer to Purchase and all related documents are amended to reflect the addition of SLCas, LLC as a bidder.

Item 1. Summary Term Sheet

Item 1 is amended and supplemented as follows.

(a)        The bullet points under "SUMMARY OF THE OFFER" are supplemented by adding the following bullet points:

•

The Offer will expire at 5:00 p.m., Kansas City time, on April 24, 2006, unless the Purchaser further extends the period of time during which the Offer is open. The Offer may be extended up to 90 days from the date of commencement of the Offer. See “Details of the Offer – 1. Terms of the Offer; Expiration Date; Proration.”

•

The Purchaser will not be required to pay for any Units tendered or may withdraw the Offer if, at any time on or after the date of the Offer and before the Expiration Date, certain conditions exist. See “Details of the Offer – 7. Conditions of the Offer.”

•	Unit Holders selling Units pursuant to this Offer should consider their particular tax consequences. Although Unit Holders should consult their respective tax advisors as to the particular tax consequences, a discussion of federal income tax consequences that could be relevant to an individual Unit Holder is contained in the section entitled "Federal Income Tax Matters."

•

Units tendered in response to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser, may also be withdrawn at any time after May 13, 2006 (60 days following the Offer Date). See “Details of the Offer – 5. Withdrawal Rights.”

(b)        The first paragraph under “DETAILS OF THE OFFER – 5. WITHDRAWAL RIGHTS” in the Offer to Purchase is deleted in its entirety and replaced with the following:

Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 13, 2006 (60 days following the Offer Date). If purchase of, or payment for, Units is delayed for any reason, including (i) extension by the Purchaser of the Expiration Date or (ii) a delay by the General Partner in confirming the transfer of Units; then, without prejudice to the Purchaser’s rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser’s obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer. The Partnership's transfer agent provides confirmation of transfers on a quarterly basis (the next confirmation date subsequent to the expiration of this offer will be July 1, 2006.

(c)        Subsections (a), (b), (d), (e), (f) and (g) under “DETAILS OF THE OFFER – 7. CONDITIONS OF THE OFFER” in the Offer to Purchase are deleted in their entirety and replaced with the following:

(a)        a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; or (iv) materially adversely affects the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership;

(b)        there shall be any action taken, or any statute, rule, regulation or order enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority that results in any of the consequences referred to in paragraph (a) above;

(d)

any event shall have occurred or been disclosed, regarding the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which event is materially adverse to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership’s financial statements;

(e)  the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser’s reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement (as currently in existence) and applicable law;

(f)         there shall have been instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise relating to the Offer;

(g)        the Partnership shall have (i) issued, or authorized the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized or announced its intention to authorize any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Partnership’s properties for sale; or

(d)       The first paragraph under “DETAILS OF THE OFFER – 7. CONDITIONS OF THE OFFER” in the Offer to Purchase is deleted in its entirety and replaced with the following:

Notwithstanding any other term of the Offer, the Purchaser (i) will not be required to accept for payment or to pay for any Units tendered, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer), and (ii) may withdraw the Offer; if at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

Item 3. Identity and Background of Filing Person

The second paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

Although not involved in structuring and determining the terms of the Offer, SLCas is also included as a bidder as a result of its ownership of the Purchaser. Sandra L. Castetter (“Ms. Castetter”) is the sole member of SLCas. Ms. Castetter is a citizen of the United States whose address is 104 Armour Road, North Kansas City, Missouri

64116. Ms. Castetter invests in various real estate and other business ventures, but is not otherwise employed, nor has she been employed during the past five years.

Item 7. Source and Amount of Funds or Other Consideration

The last paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

Source of Funds. Based on the Offer price of $61 per Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $623,900. The Purchaser will obtain these funds from committed equity contributions from its sole member, SLCas, pursuant to an oral agreement. No material conditions exist to this committed equity contribution. No alternate financing arrangements have been made at this time.

Item 11.	Additional Information

Item 11 is amended and supplemented as follows.

(a)        The second paragraph of Appendix A in the Offer to Purchase is deleted in its entirety and replaced with the following:

The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 100 F Street, N.E., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission’s customary charges by writing to the Commission’s principal offices at 100 F Street, N.E., Washington, D.C. 20549.

(b)        The first paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER" in the Offer to Purchase is deleted in its entirety and replaced with the following:

The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 100 F Street, N.E., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission’s customary charges by writing to the Commission’s principal offices at 100 F Street, N.E., Washington, D.C. 20549.

(c)        The fourth paragraph under "CERTAIN INFORMATION CONCERNING THE PURCHASER - Prior Acquisitions of Units and Prior Contacts" in the Offer to Purchase is deleted in its entirety and replaced with the following:

On October 27, 2005, Bond Purchase, L.L.C. ("Bond Purchase") filed a lawsuit against an affiliate of the Partnership in the District Court of Johnson County, Kansas, Case No. 05-CV-8489. Bond Purchase brought claims relating to the affiliate's disposing of its investments and/or dissolving without obtaining the approval of the limited partners. Bond Purchase filed a motion to dismiss the case without prejudice because the affiliate indicated that statements in the Form 10-K were mistakes. The motion was granted, and the lawsuit was dismissed without prejudice on April 3, 2006.

Item 12.	Exhibits
(a)(1)(iv)	Press Release, issued by Paco Development, L.L.C. on April 17, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2006.

PACO DEVELOPMENT, L.L.C., a Missouri limited
liability company

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager

SLCas, L.L.C.

By: /s/ DeAnn Duffield
DeAnn Duffield, Manager